January 31, 2020

Erik Levitt
Chief Executive Officer
Hammer Fiber Optics Holdings Corp.
15 Corporate Place South, Suite 100
Piscataway, New Jersey 08854

       Re: Hammer Fiber Optics Holdings Corp.
           Registration Statement on Form S-1
           Filed January 29, 2020
           File No. 333-236142

Dear Mr. Levitt:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Frederick M. Lehrer, Esq.